Exhibit 99.2

1

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 1Q23 Financials 02 Q&A 03 01 Opening Remarks

1 Opening Remarks

5 1Q23 Highlights Notes: 1 – Excluding the one - time non - recurring loss related to the bonds of a large corporate issuer that filed for bankruptcy in the quarter. R$ 954 Billion Client Assets + 89k Net New Clients + 688 Net New IFAs R$ 3.5 Billion Gross Revenue¹ +7% YoY¹ R$ 977 Million EBT¹ +14% YoY¹ R$ 927 Million Net Income¹ +8% YoY¹

6 1Q23 Highlights EBT Margin New Verticals¹ Return to Shareholders R$ 2.7bn returned in LTM EBT Margin (in %) 1.8 2022 0.9 2023E Revenue (in R$ mn ) Net Income and Payout (in R$ bn) ~50% Payout YTD Payout Expected Payout 247 1Q22 1Q23 405 64% Notes: 1 – Includes Retirement Funds, Cards, Insurance and Credit. 2 – Excluding the one - time non - recurring loss related to the bonds of a large corporate issuer that filed for bankruptcy in the quarter. 26.0% 3.6% 1Q23² Guidance 23 - 25 29.6% 26% 32% 3.8 - 4.4 Brand Milestones Best financial advisory platform by Folha 12 th most valuable brand in Brazil by Interbrand 5 th consecutive year 3.6

7 Long - term strategy Leadership in Investments Cross sell Quality Keep expanding our Core Business, aiming absolute leadership in the segment Expand offering to attend client needs throughout their financial life Superior service level to deliver a unique value proposition

8 Long - term strategy Leadership in Investments Cross sell Quality Keep expanding our Core Business, aiming absolute leadership in the segment Expand offering to attend client needs throughout their financial life Superior service level to deliver a unique value proposition

9 Long - term strategy Leadership in Investments Cross sell Keep expanding our Core Business, aiming absolute leadership in the segment Expand offering to attend client needs throughout their financial life Quality Superior service level to deliver a unique value proposition

10 Long - term strategy Quality Superior service level to deliver a unique value proposition Leadership in Investments Keep expanding our Core Business, aiming absolute leadership in the segment Cross sell Expand offering to attend client needs throughout their financial life

2 1Q23 Financials

12 Gross Revenue Total Gross Revenue (in R$ mn) 1Q23 Reported One - time loss 1Q23¹ 332 Institutional - 332 3,326 Gross Revenue (164) 3,489 2,569 Retail (95) 2,664 266 Corporate & Issuer Services - 266 158 Other (69) 227 Δ QoQ¹ - 7% +5% +5% - 3% +46% Δ YoY¹ - 39% +7% +15% +7% +37% 1Q22 Mix 17% 100% 71% 8% 5% 4Q22 Mix 11% 100% 76% 8% 5% 1Q23¹ Mix 10% 100% 76% 8% 6% ▪ One - time non - recurring loss of R $ 164 million related to the bonds of a large corporate issuer that filed for bankruptcy . ▪ Adjusted by this one - time event, Gross Revenue reached R $ 3 . 5 bn, a growth of 5 % QoQ and 7 % YoY . Notes: 1 – Excluding the one - time non - recurring loss related to the bonds of a large corporate issuer that filed for bankruptcy in the quarter.

13 Retail Revenue (1/2) Total Retail Revenue (in R$ mn ) 1Q23 Reported One - time loss 1Q23¹ Δ QoQ¹ Δ YoY¹ 41 Credit - 41 - 13% +19% 204 Cards - 204 - 13% +112% 32 Insurance - 32 +2% +42% 490 Other Retail - 490 +10% +70% 332 Fixed Income (95) 427 +9% +0% 1,069 Equities - 1,069 +7% - 3% 313 Funds Platform - 313 +1% +17% 87 Retirement Plans - 87 - 7% +17% Retail (95) 2,664 +5% +15% 2,569 Notes: 1 – Excluding the one - time non - recurring loss related to the bonds of a large corporate issuer that filed for bankruptcy in the quarter. 364 New Verticals - 364 - 10% +60% 1,715 Core Retail Investments (95) 1,809 +6% +1%

14 Retail Revenue (2/2) 5,426 8,309 7,345 571 780 914 1,756 194 2020 2021 1,320 95 1Q23³ LTM 6,401 9,793 10,515 Core¹ New Verticals² Other One - time loss³ +64% Notes: 1 – Includes Equities, Fixed Income and Funds Revenue. 2 - Includes Retirement Funds, Cards, Insurance and Credit Revenue .. 3 - one - time non - recurring loss related to the bonds of a large corporate issuer that filed for bankruptcy. ▪ Macroeconomic environment mostly affects the core investments (Equities, Fixed Income and Funds Platform) . ▪ New verticals revenue growth of R $ 749 million since 2021 partially mitigates the deceleration of the core business . +R$2.9 bn - R$964 mn +R$749 mn

15 SG&A and Comp Ratio 899 892 760 355 485 285 1Q22 4Q22 1Q23 1,255 1,377 1,045 - 17% People Non - People SG&A¹ (in R$ mn) LTM Comp Ratio² (in %) Notes: 1 – Excludes Revenue from incentives from Tesouro Direto , B3 and others. 2 - Calculated as SG&A ex - revenue from incentives from Tesouro Direto , B3, and others divided by Net Revenue. 3 – Calculated as People SG&A (Salary and Taxes, Bonuses and Share Based Compensation) divided by Net Revenue. 26.9% 29.8% 28.5% 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 40.1% LTM Efficiency Ratio² 42.0% 40.4% ▪ Total SG&A excluding incentives¹ reflected the cost structure adjustments implemented since late 2022 . ▪ Net reduction of 782 employees in the quarter . We believe XP is right sized for a challenging macro environment ahead of us .

16 EBT and Net Income Net Income and Net Margin (in R$ mn, %) 854 783 796 131 1Q22 4Q22 1Q23¹ 927 27.4% Net Margin 24.6% 25.4% 28.1%¹ +8% 27.4% EBT Margin EBT and EBT Margin (in R$ mn, %) 856 738 817 160 1Q22 4Q22 1Q23¹ 977 23.2% 26.0% +14% 29.6%¹ ▪ EBT margin consistent with annual guidance between 26 % and 32% , converging from the bottom in 2023 to the top in 2025 . ▪ EBT and Net Income didn’t benefit from incentives as in 4 Q 22 , reinforcing 1 Q 23 earnings quality . Notes: 1 – Excludes one - time non - recurring loss related to the bonds of a large corporate issuer that filed for bankruptcy.

Q&A

18 Investor Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

20 Non - GAAP Financial Information Adjusted Assets (from the factors listed below) reflects our business more realistically [B] Retirement Plans ▪ AUM from XP Vida & Previdência is accounted in both assets and liabilities [C] Float ▪ Uninvested cash from clients allocated in sovereign bonds Key factors inflating our balance sheet Simplified Balance Sheet (in R $ mn) Assets [A] [B] Retirement Plans [C] Float Adjusted Assets [A-B-C] Total 194,441 47,806 15,269 131,365 Securities - Fair Value through P&L 84,511 47,806 - 36,705 Securities - Repos 11,830 - - 11,830 Securities - Fair Value through OCI 29,145 - 12,662 16,483 Securities - Trading & Intermediation 2,607 - 2,607 - Other Financial Instruments 25,921 - - 25,921 Other Assets 40,426 - - 40,426 Liabilities + Equity [A] [B] Retirement Plans [C] Float Adjusted Assets [A-B-C] Total 194,441 47,806 15,269 131,365 Securities - Repos 25,921 - - 25,921 Other Finan. Liab. 26,545 - - 26,545 Pension Funds 47,806 47,806 - - Securities - Trading & Intermediation 15,269 - 15,269 - Other Liabilities & Equity 78,898 - - 78,898

21 Net Asset Value 21 (in R $ mn ) Adj. Gross Financial Assets NAV = Gross Debt - 1Q23 4Q22 Financial Assets 180,747 177,761 Securities & Derivatives 139,577 140,481 Loans 23,107 22,211 Repos 11,830 7,604 Other 6,233 7,465 (-) Financial Liabilities (149,313) (146,194) (-) Retirement Plans Liabilities (47,806) (45,734) (-) Market Funding Operations (40,750) (38,094) (-) Repos (25,921) (31,790) (-) Securities & Derivatives (26,545) (22,135) (-) Other (8,290) (8,442) (-) Float (12,662) (12,792) (=) Adjusted Gross Financial Assets 18,772 18,775

22